Exhibit 99.1

Press Release	Media contact
Christine Peters
T +49 160 60 66 770
christine.peters@freseniusmedicalcare.com

Contact for analysts and investors
Dr. Dominik Heger
T +49 6172 609 2601
dominik.heger@freseniusmedicalcare.com

www.freseniusmedicalcare.com

Fresenius Medical Care returns to Dax 40 Index

Bad Homburg (December 20, 2024) - Fresenius Medical Care (FME), the world's leading provider of products and services for people with kidney disease, will return to the top tier of the German Stock Index, the DAX 40, as of December 27, 2024. The index represents the performance of the 40 largest publicly traded companies listed on the Frankfurt Stock Exchange and accounts for around 80 percent of the market capitalization of listed stock corporations in Germany.

Helen Giza, CEO and Chair of the Management Board of Fresenius Medical Care AG, said: "We are delighted to return to the DAX 40. In Germany and worldwide, the index is synonymous with German innovative strength and entrepreneurial growth. This recognition underscores the continuous hard work of our employees for our patients and shareholders and is a strong testament of our performance. Our path had been defined always very clearly to return to the large-cap index by turning around the performance and by successfully executing our strategy. We have delivered what we promised, and we are very happy to be back.”

Fresenius Medical Care has been currently listed in the second-largest German stock market index, the Mid-Cap DAX (MDAX), which tracks the 50 largest companies below the DAX 40 since March 2023. Prior to this, the company had been a member of the DAX since September 1999.

About Fresenius Medical Care:

Fresenius Medical Care is the world's leading provider of products and services for individuals with renal diseases of which around 4.1 million patients worldwide regularly undergo dialysis treatment. Through its network of 3,732 dialysis clinics, Fresenius Medical Care provides dialysis treatments for approx. 308,000 patients around the globe. Fresenius Medical Care is also the leading provider of dialysis products such as dialysis machines or dialyzers. Fresenius Medical Care is listed on the Frankfurt Stock Exchange (FME) and on the New York Stock Exchange (FMS).

For more information visit the company’s website at www.freseniusmedicalcare.com.

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Disclaimer:

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to various factors, including, but not limited to, changes in business, economic and competitive conditions, legal changes, regulatory approvals, impacts related to the COVID-19 pandemic results of clinical studies, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care does not undertake any responsibility to update the forward-looking statements in this release.

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